                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 1-12584

                           NOTIFICATION OF LATE FILING

(Check one):  [X]  Form 10-K/A   [ ]  Form 11-K   [ ]  Form 20-F  [ ]  Form 10-Q
              [ ]  Form N-SAR


For Period Ended: December 31, 1997

[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ITEMS 10-13
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                         PART I. REGISTRANT INFORMATION

Full name of registrant YURIE SYSTEMS, INC.
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Former name if applicable
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                            8301 PROFESSIONAL PLACE
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           Address of principal executive office (STREET AND NUMBER)

                          LANDOVER, MARYLAND 20785-2237
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                            City, State and Zip Code

                        PART II. RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company is unable to file the information required in Items 10-13 of Annual Report on Form 10-K for the fiscal year ended December 31, 1997 within the prescribed time period because the Company experienced a delay in preparing such material as a result of its acquisition by Lucent Technologies Inc. as announced on April 27, 1998 and because of the Company's need to file its
Schedule 14D-9 as soon as possible. The Company's Form 10-K/A will be filed as soon as practicable.


                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification


HARRY J. D'ANDREA                   (301)                       352-4600
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    (Name)                        (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]  Yes      [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X]  Yes      [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's revenues and net earnings for 1997 are substantially higher than its revenues and net earnings for 1996 as a result of the Company's growth, as reported on the Company's 10-K for the year ended December 31, 1997.

                              YURIE SYSTEMS, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 30, 1998                      By:  /S/  HARRY J. D'ANDREA
                                                 -----------------------------
                                                 Harry J. D'Andrea
                                                 Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant, by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.